EXHIBIT 15

NEWS RELEASE
FROM ...
                        [Proler International Corp. logo]
                                                                        CONTACT:
                                                                  Michael F. Loy
                                                        Vice President - Finance
                                                                  (713) 963-5904

     PROLER INTERNATIONAL CORP. ANNOUNCES DEVELOPMENTS IN LITIGATION WITH HUGO NEU CORPORATION

        Houston, Texas (October 3, 1996) - Proler International Corp. (NYSE:PS) today announced that Hugo Neu Corporation has filed an amended petition in its action against Proler in New York federal court. The amended petition requests that, during the pendency of arbitration, the court preliminarily enjoin Proler's pending merger with Schnitzer Steel Industries, Inc. and preliminarily enjoin Proler from allowing Schnitzer any role in management of three joint ventures in which Proler and Hugo Neu are both owners. As previously announced, on September 26, 1996, Hugo Neu transmitted a notice of arbitration to Proler calling for arbitration of certain alleged disputes relating to the joint ventures.

        To Proler's knowledge, Hugo Neu has not requested any hearing or otherwise sought to have the court take action on Hugo Neu's preliminary injunction petition.

        As previously announced, Proler and Schnitzer signed a definitive agreement on September 15, 1996, for the acquisition of Proler by Schnitzer through a cash tender offer and merger at a price of $7.50 in cash for each Proler share, and Schnitzer's tender offer commenced on September 20, 1996.

        Proler also learned today that Hugo Neu has filed a notice to transfer Proler's Texas state court action against Hugo Neu to federal court. Proler filed suit against Hugo Neu in Harris County, Texas on September 25, 1996, alleging that Hugo Neu is tortiously interfering with Proler's merger agreement with Schnitzer. A Proler stockholder who is a resident of New York has joined in the Texas action claiming that Hugo Neu is tortiously interfering with the contract rights, prospective contract rights and business relations of Proler stockholders seeking to accept Schnitzer's tender offer. Proler believes that Hugo Neu's removal of the state court action to federal court is improper, and intends to seek to have the Texas action returned to the state court.

        Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.

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                 4265 San Felipe, Suite 900/Houston, Texas 77027
                     P.O. Box 286/Houston, Texas 77002-0286
                   Telephone (713) 627-3737/Fax (713) 627-2737